Exhibit 99.4

PRESS RELEASE

Namibia: TotalEnergies Expands its Exploration Portfolio as
Operator of PEL104 License

Paris, February 6, 2026 – TotalEnergies has signed agreements to acquire a 42.5% operated interest in PEL104 Exploration license, located offshore Namibia, from Eight Offshore Investments Holdings (“Eight”) and Maravilla Oil & Gas.

Upon completion of the transaction, TotalEnergies will be the operator of the license holding a 42.5% interest alongside Petrobras (42.5%), Namcor (10%) and Eight (5%).

Located in the Lüderitz basin, PEL104 license covers an area of around 11,000 km2 offshore Namibia.

“After the acquisition in December of a 40% operated interest in PEL83 license, TotalEnergies further strengthens its position in Namibia by entering this new exploration license as operator. While progressing towards the development of Venus and Mopane discoveries, we are very pleased to expand our portfolio and continue exploring the prolific resources of Namibia, in order to unlock further value that will benefit the country and all stakeholders”, stated Nicolas Terraz, President Exploration & Production at TotalEnergies.

Completion of the transaction is subject to customary third party approvals from the Namibian authorities and joint ventures partners.

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About TotalEnergies in Namibia

TotalEnergies has been present in Namibia since 1964 and employs 55 people. TotalEnergies is also the 4th largest fuel distributor in the country, with 43 service stations. In line with its multi-energy strategy, the Company is looking for local opportunities to develop low carbon projects in the country.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to providing as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).